Michael A. De Santis Sr.
144 Landon's Way
Georgetown, TX 78633
512-677-0153
Mike@lazytreeranch.com

Summary: Accomplished Master Electrician and electrical contractor. Knowledgeable in single and three phase electrical systems. Have owned and managed my own company for more than 10 years.

Experience:
2016 – Present
Co-founder of Brewtex LLC

2004-Present
Owner/Manager Infinity Electric Service LLC.
Primarily focused on providing electrical services in custom homes, residential, commercial and industrial with specific expertise in high amp/ high voltage electrical systems for production and assembly operations. Electrician of record for STI Firearms and have installed and wired most of their equipment and plant operations in numerous buildings over the last 12 years. Work collaboratively with inspectors, city engineers and other licensing entities to ensure each project is to code and meets the approvals of the county and local officials. Familiar with the 3 phase power configurations required for brewery operations. Previously worked on power systems for another local brewery. Managed a staff of apprentice and journeyman electricians. Worked with numerous property management companies.

2000-2004
Bland Electric-Service Department
Commercial and Residential Electrician for a large area electrical contracting company. New home construction, factory and retail

wiring. Install new services for both commercial and residential structures.

1996-2000
IEBW Local 701
Union Electrician, Chicago, IL
Worked my way up from apprentice to Journeyman electrician primarily in high rise buildings in downtown Chicago. All facets of electrical system installations, telephone, main frames, security systems, data and fiber optics.

1981-1996
Production Manager
Deluxe Check, Chicago, IL

Education:
ITT Technical Institute 1989
Associate of Applied Science Degree in Electrical Engineering
Primary waveguides, satellite transmission.

References:
Available on Request